UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 MENTORTECH INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    587266107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Steven J. Glusband, Esq.
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 10, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 587266107

1     NAME OF REPORTING PERSON: MASHOV COMPUTERS MARKETING LTD.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  None

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [ ]
                                                                         (b) [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS: AF, WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                                        [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

      NUMBER OF     7  SOLE VOTING POWER:  17,716,538 shares of Common Stock
       SHARES
    BENEFICIALLY    8  SHARED VOTING POWER:  -0-
      OWNED BY
        EACH        9  SOLE DISPOSITIVE POWER: 17,716,528 shares of Common Stock
      REPORTING
     PERSON WITH    10 SHARED DISPOSITIVE POWER:  -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:  17,716,528 shares of Common Stock

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 61.9% on a fully diluted basis

14    TYPE OF REPORTING PERSON:  CO

Item 1. Security and Issuer.

     The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Mentortech Inc., a Delaware corporation ("Mentortech" or the "Issuer"). The principal executive offices of the Issuer are located at 462 Seventh Avenue, New York, New York 10018.

Item 2. Identity and Background.

     This Statement is being filed by Mashov Computers Marketing Ltd. ("Mashov"), a corporation formed under the laws of the State of Israel. Mashov's principal businesses are in instructor-led personal computer training, the development and sale of technology-based training products and services, the development of Internet websites and the operation of a Hebrew language Internet search engine. The address of Mashov's principal business and principal office is 5 HaPlada Street, Or-Yehuda, Israel 60218.

     The following is information concerning each executive officer or director of Mashov:

1. Name:     Roy Machnes
   Position with Mashov:     Chairman
   Present Principal Occupation:
                     Director and Chief Executive Officer, Mentortech

   Address:          Mentortech Inc.
                     462 Seventh Avenue
                     New York, New York 10018

   Citizenship:      Israeli



                                      - 3 -

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2. Name:     Elan Penn

   Position with Mashov:    Director and Chief Executive Officer

   Present Principal Occupation:
                     Chief Executive Officer, Mashov
                     Director and Chief Financial Officer, Mentortech

   Address:          5 HaPlada Street
                     Or-Yehuda, Israel 60218

   Citizenship:      Israeli


3. Name:     David Assia

   Position with Mashov:     Director

   Present Principal Occupation:
                     Chairman, Magic Software Enterprises Ltd. ("Magic"), 5 HaPlada Street, Or-Yehuda, Israel 60218
                     Chairman, Mashov Computers Ltd.,
                     5 HaPlada Street, Or-Yehuda, Israel 60218

   Address:          5 HaPlada Street
                     Or-Yehuda, Israel 60218

   Citizenship:      Israeli


4. Name:     Jack Dunietz

   Position with Mashov:     Director

   Present Principal Occupation:
                     Chief Executive Officer and Director, Mashov Computers Ltd. Chief Executive Officer and Director, Magic

   Address:          5 HaPlada Street
                     Or-Yehuda, Israel 60218

   Citizenship:      Israeli

5. Name:     Shem Tov Elhalal

   Position with Mashov:     Director

   Present Principal Occupation:  Vice President, Hamashbir Hamerkazi

   Address:          5 HaPlada Street
                     Or-Yehuda, Israel 60218

   Citizenship:      Israeli


6. Name:     Mira Finkelstein

   Position with Mashov:     Director

   Present Principal Occupation: Chief Executive Officer, Finkelstein Adagen

   Address:          5 HaPlada Street
                     Or-Yehuda, Israel 60218

   Citizenship:      Israeli


     During the past five years, neither Mashov nor (to the best knowledge of Mashov) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding any violation with respect to such laws.





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Item 3. Source and Amount of Funds or Other Consideration.

     Upon due surrender for cancellation on December 10, 1997 by Mashov of a demand note dated October 31, 1997 in the amount of U.S. $1,162,000 (the
"Principal Debt"), payable by the Issuer's wholly-owned subsidiary, Sivan Computers Training Center (1994) Ltd. ("Sivan"), a corporation incorporated under the laws of the State of Israel, and payable to Mashov, Mashov converted the Principal Debt into 1,056,363 units of the Issuer (the "Units"), each Unit containing two shares of Common Stock and one warrant to purchase a share of Common Stock at an exercise price of U.S. $0.55 per share of Common Stock (the "Warrants"). The conversion of the Principal Debt was offered on the same terms as made in a private placement of Units, which was completed on December 11, 1997, which private placement provided for the sale of Units at U.S. $1.10 per Unit. Based upon such offering price of $1.10, the Principal Debt was converted into 1,056,363 Units, consisting of 2,112,726 shares of Common Stock and 1,056,363 Warrants. Aggregating such amounts with Mashov's prior holdings of 14,547,449 shares of Common Stock, Mashov beneficially owns (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) 61.9% of the Issuer's equity and voting securities on a fully diluted basis.

Item 4. Purpose of Transaction.

     The purpose of the transaction was to reduce the Issuer's current liabilities, improve its financial position and to allow Mashov to convert the Principal Debt into equity of the Issuer.

     Apart from the foregoing, neither Mashov nor any person named in Item 2 of this Statement (in his or her capacity as a director or officer of Mashov) has any plan or proposal which relates to or would result in: (a) the acquisition by any person of additional securities of the Issuer except for the securities discussed in Item 5 below, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of the foregoing. However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Roy Machnes, Elan Penn, Jack Dunietz and David Assia, the four designees of Mashov named in
Item 2 of this Statement, in their capacities as directors and executive officers of the Issuer.

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Item 5. Interest in Securities of the Issuer.

     (a) and (b) Mashov is the beneficial owner of 17,716,538 shares of Common Stock (which amount includes 1,056,363 currently exercisable Warrants) which represents 61.9% of the equity securities of the Issuer on a fully diluted basis. Mashov has the power to vote and dispose of such shares of Common Stock and does not share power to vote or dispose of any its interests in the Issuer. To the best knowledge of Mashov, none of its directors or officers is the beneficial owner of any interest in the Issuer except that: (i) Roy Machnes is the owner of 5,000 shares of Common Stock and (ii) Roy Machnes and Elan Penn are the owners of incentive stock options (the "Stock Options") granted in connection with their respective employment agreements. Such Stock Options vest according to the following schedules:

Roy Machnes:
-----------

Date on Which                                 Number of Options Vesting on
Options Vest:                                 Such Date:
-------------                                 ----------
August 1, 1997:                               108,334
August 1, 1998:                               108,333
August 1, 1999:                               108,333


Elan Penn:
---------


Date on Which                                 Number of Options Vesting on
Options Vest:                                 Such Date:
-------------                                 ----------
August 1, 1997:                               66,667
August 1, 1998:                               66,666
August 1, 1999:                               66,666

     The exercise price per Stock Option is U.S. $ 0.584 per share of Common Stock. The market price of the Common Stock for purposes of the exercise of the Stock Options is determined in accordance with the Issuer's 1997 Stock Option Plan. The Options are exercisable for a period of five years from the date on which such options vest, or until 3 months after the date of any termination of employment, whichever is earlier.

     (c) Apart from the acquisition by Mashov of the Common Stock and Warrants described in Item 3 and 5(a) and (b) of this Statement, neither Mashov, nor, to the best of its knowledge, any of its directors and executive officers listed in
Item 2 of this Statement, has effected any transactions in the Common or Preferred Stock of the Issuer since October 10, 1997.

     (d) Reference is made to Items 3 and 5 (a), (b) and (c) of this Statement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to Items 3, 4 and 5 (a) and (b) of this Statement.








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Item 7. Material to be Filed as Exhibits.

           Exhibit No.
           -----------
               1   -   Demand Note dated October 31, 1997 payable by Sivan
                       to Mashov

               2   -   Warrant Agreement by and between the Issuer and
                       Mashov dated December 10, 1997

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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 19, 1997                     MASHOV COMPUTERS MARKETING LTD.



                                            By: /s/ Elan Penn
                                                -------------
                                                Chief Executive Officer

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                                  EXHIBIT INDEX


         Exhibit No.          Description
         -----------          -----------

               1   -   Demand Note dated October 31, 1997 payable by Sivan
                       to Mashov

               2   -   Warrant Agreement by and between the Issuer and
                       Mashov dated December 10, 1997